Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.:333-208684

The following are excerpts from the transcript of the earnings conference call held by Starwood on February 18, 2016:

PRESENTATION

Operator

Good morning and welcome to Starwood Hotels & Resorts’ fourth-quarter 2015 earnings conference call. (Operator Instructions). I will now turn the call over to Mr. Stephen Pettibone, Vice President of Investor Relations. Sir, you may begin.

Stephen Pettibone - Starwood Hotels & Resorts Worldwide, Inc. - VP, IR

Thank you, Sylvia and thanks to all of you for dialing into Starwood’s fourth-quarter 2015 earnings call. Joining me today are Tom Mangas, our CEO and Alan Schnaid, our CFO.

Before we begin, I’d like to remind you that our discussions during this conference call will include forward-looking statements. These statements may cover our plans for closing the transaction with Interval Leisure Group, Inc. regarding the sale of the Company’s vacation ownership business, the transaction with Marriott International, Inc. regarding the acquisition of the company, the resulting impact of the size of the combined company’s operations, the benefits of the transaction, including the company’s future financial and operating results, plans and expectations and anticipated future events and expectations that are not historical facts.

Actual results could differ materially from those indicated in the forward-looking statements and forward-looking statements made today are effective only as of today. We undertake no obligation to publicly update or revise these statements. The factors that could cause actual results to differ are discussed in Starwood’s Annual Report on Form 10-K and in our other SEC filings.

This communication is not an offer to buy or a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval. We urge you to carefully read all relevant documents filed with the SEC by Starwood, Marriott, Vistana and ILG, which are all available free of charge at the SEC’s website at www.SEC.gov and any other relevant documents as they contain important information.

The directors, as well as certain of the executive officers and employees of Marriott, Starwood and ILG may be deemed to be participants in the solicitation of proxies in connection with the proposed combinations. Further, information on each company’s directors and executive officers is set forth in their respective definitive proxy statement, which are also available at the SEC’s website. You can find a reconciliation of the non-GAAP financial measures discussed on today’s call on our website at www.starwoodhotels.com. With that, I’m pleased to turn the call over to Tom for his comments.

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Thank you, Stephen. And thank you all for joining us on our fourth-quarter 2015 earnings call. In my prepared remarks, I’m going to start with a quick review of our fourth-quarter results and some achievements we delivered in 2015. Then I will turn to our outlook for the first quarter and full-year 2016.

Before turning the call over to Alan, who will go into more detail on our results, I will give you an update on the announced acquisition of Starwood by Marriott International. In the fourth quarter, we delivered strong financial results with adjusted EBITDA of $318 million and adjusted EPS before special items of $0.89, both above our expectations. Worldwide systemwide RevPAR for same-store hotels grew 2.8% in constant dollars, just below the low end of our guidance range with North America and the Middle East and Africa falling short of our fourth-quarter expectations. At our owned and leased hotels, worldwide RevPAR grew 6.3% in constant dollars, above the high end of our guidance range.

It has been anything but business as usual in 2015. With the backdrop of the strategic review process that led to the announcement of Starwood’s acquisition by Marriott that has been in the headlines, I’m proud to say that during 2015 our associates around the world rallied together to not only rethink how we run our business but to deliver accelerated growth in the year.

***

We’re executing our strategic plan not in spite of the announced merger with Marriott, but because of it. It is the plan Marriott is buying and the plan that will drive the most value for our stockholders who will own 39% of the combined company once the transaction closes.

Our strategy and the interventions we’re taking during 2015 address the things we can tackle on our own. But what led us to this deal are the strategic benefits of scale and efficiency of the combined company that go beyond what Starwood can easily address in the near term as a standalone company.

As part of our strategic review, we’ve looked at the travel behavior of our valuable SPG guests and saw that, on aggregate, they are spending 34% of their travel dollars on hotel stays in the upscale and upper mid-scale select serve segments. Moreover, Starwood is only capturing 7% of that spend. While the growth of Aloft and its RevPAR performance have been very strong over the past few years, with just over 100 hotels open and another 100 plus in the pipeline, we’ve got a long way to go on our own before we get to the 1000-plus hotel level and see the kind of scale in that category that will let us capture a meaningful share of our available SPG guest upscale travel spend.

Importantly, looking into the next several years, we expect the select serve model to continue its growth outside of North America. While we believe our brands will continue to have strength in the full-service, luxury and upper upscale segments, the need for us to have a strong and scaled select serve offering will only continue to grow.

The combination with Marriott clearly addresses this strategic need. In addition, Starwood’s full range of distinct lifestyle brands and our significant international presence provide Marriott with a complementary offering to its core brands in the hospitality space.

Scale is important in the lodging business. In addition to the meaningful cost synergies that will directly impact the bottom line of the combined company, there are also areas of synergy in our breakeven system funds around technology and marketing spend that will allow us to drive system preference from guest and hotel owners. As one company, we can fund the technology behind one app, one revenue management system and one reservation system instead of funding to each. That more efficient use of resources will allow us to deliver greater innovation, generate more top-line revenue and build guest loyalty further.

We remain very excited about the combination and as you can see, we’re making good progress toward a mid-2016 close. The Marriott S-4, which includes a joint prospectus and proxy statement, was declared effective yesterday, February 17 and our stockholder vote is scheduled for March 28. As you can see from the nearly 20-page background on the merger section of the proxy statement, we conducted an extensive process exploring potential combinations with a wide range of partners until reaching an agreement on the transaction with Marriott.

As Bruce Duncan, our Chairman, noted on the call announcing the deal, Starwood is a strong company with much envied brands, hotels and people, but there’s no question that Starwood can benefit from more scale and efficiencies. We believe Marriott gives us the opportunity to realize these benefits and the proposed transaction is the best outcome for our stockholders. With that, I will turn the call over to Alan who will review our results in more detail.

Alan Schnaid - Starwood Hotels & Resorts Worldwide, Inc. - SVP & CFO

We continued to return cash to stockholders in the fourth quarter with dividends of approximately $63 million and share repurchases of approximately $43 million. For the full-year 2015, we returned over $625 million through dividends and share repurchases exceeding the high end of our range. The share trading plan we had in place that allowed us to deliver our full-year repurchase goal expired in the fourth quarter and as a result of the merger agreement with Marriott, which we finalized and announced in November, we’ve since been precluded from buying stock in the open market.

***

Lastly, in light of the Marriott transaction, we are precluded from buying back our stock and as such, at this time, we’re not assuming any share repurchases in 2016. With that, I will turn the call back over to Tom.

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Thank you, Alan. Despite a lot of change and external noise, Starwood delivered a solid year of share growth, rooms growth and lower costs. We did what we laid out to do at the beginning of the year. Now we’re all focused on continuing to win in the marketplace and delivering a strong business as we complete our historic merger with Marriott by midyear. We’ll now take your questions.

QUESTION AND ANSWER

Operator

Thomas Allen, Morgan Stanley.

Thomas Allen - Morgan Stanley - Analyst

So since the acquisition by Marriott was announced, your stock price is obviously down. Has there been any increase interest from other bidders?

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Thanks for that, Thomas. So we had a very long and public process and as you read in the background section, we’ve talked to nearly everyone. And I would imagine if there was an alternative deal out there, that suitor would likely be pretty public about it. I think generally that has happened. If there was something active that we hadn’t disclosed yet, I obviously couldn’t talk about it, but I think that the financing markets have been tight for people who might be looking to access -- make a cash bid. The currency of other strategic players in the market have all seen similar stock price declines. In fact, worse stock price declines than Marriott Starwood together, so their currency is less valuable. So I think the economic conditions really aren’t right for I would imagine a competitive bid.

Operator

Steven Kent, Goldman Sachs.

Steven Kent - Goldman Sachs - Analyst

Good afternoon. Is the timeshare sale expected to close on April 1, that based your guidance on? Is that -- in the assumption, is that pretty much where you think you are going to be coming out on this? And then same thing on the pending transaction with Marriott. Is that slowing down the pace of introducing new hotels or getting new bids for people who are interested in building your hotels?

Alan Schnaid - Starwood Hotels & Resorts Worldwide, Inc. - SVP & CFO

I will take the first part of that question on the timing of the vacation ownership business transaction. For modeling purposes, we’ve assumed April 1, as I mentioned in my commentary. It just makes it easier for you guys and for us quite honestly to guide that way. We’re still targeting a second-quarter close on that transaction. We’re getting through the regulatory process and we’re still comfortable with that second quarter.

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Steven, on the signings pace in the development side, we haven’t felt a slowdown yet. In fact, we had a barn burner fourth quarter, including a November and December that far exceeded our expectations, which was after the announcement of the Marriott acquisition. We signed 220 hotels last year and still getting significant conversions behind the Luxury Collection and Tribute.

And we’re setting aggressive goals this year and I think the owner community sees strategic merits of the deal and sees potential benefits for them to be part of our combined system with a significant pipe, tremendously valuable loyal guests in Marriott Rewards and in SPG and they want to participate in that. So long answer to your question of basically, no, we’re not seeing a change yet.

***
Operator

Ryan Meliker, Canaccord Genuity.

Ryan Meliker - Canaccord Genuity - Analyst

I guess two things that I wanted to ask you about with regards to guidance. First of all, it sounds like your guidance includes the timeshare business being sold off or the spinoff being executed at the start of the second quarter, but SG&A guidance was only flat to down 2%. I would’ve expected to see a bigger guidance reduction in the second quarter, third quarter and fourth quarter on SG&A, so surprised to see that.

And then the second thing I had with regards to guidance is, Tom, maybe you can give us some color, but why issue guidance at all with the agreement in place with Marriott? It seems like it was something that we weren’t expecting. I thought it was a little odd. Can you give us some color on the thought process that you had and if there were discussions back and forth with the Board on that?

Alan Schnaid - Starwood Hotels & Resorts Worldwide, Inc. - SVP & CFO

I will take the first question and then turn it over to Tom on the second. On the first question, the SG&A for the timeshare business is actually reflected in the timeshare line item and so it’s not included in our corporate SG&A. So it’s a fairly standalone business with a separate overhead function and so that’s why you’re not seeing further reduction in SG&A from post the ILG transaction.

Tom Mangas - Starwood Hotels & Resorts Worldwide, Inc. - CEO

Yes, and another thought on the SG&A, we had significantly overdelivered our expectations in 2015 on SG&A. So we announced that program in April to take $25 million out. So what you’re getting is the full-year effect of those decisions in 2016. But if you look when we made that plan, we had already been out with guidance of 2% to 4% SG&A growth and we’ve come in substantially below year over -- 2015 versus 2014 on SG&A. So we actually think we’ve done a good job being a steward of our shareholders’ money on SG&A.

Why guidance? Well, first and foremost, we’re still an independent company. We are competing in the marketplace and there’s still a chance that there is an outside bidder who would want to make a bid. So we thought more transparency -- maintaining the same level of transparency that we’ve been giving is important. I think it helps also the investment community and our shareholders understand what’s going on in the marketplace despite a lot of noise out there. So really for those two reasons, we’ve continued to give guidance and will do so as long as we’re an independent company.

Operator

Ladies and gentlemen, this does conclude the Starwood Hotels & Resorts fourth-quarter 2015 earnings conference call. Thank you for your participation. You may now disconnect.

Cautionary Statement Regarding Forward Looking Statements
 This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission (“SEC”) in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its subsequent merger with a wholly owned subsidiary of Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of such transactions, and those disclosed as risks in other reports filed by us with the SEC, including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and the amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders. The registration statement, which has been amended in recent filings by Marriott, was declared effective by the SEC on February 17, 2016. Each of Starwood and Marriott will commence mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about February 19, 2016, and Marriott may file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus, the amendments thereto and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and the amendments thereto from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.

PARTICIPANTS IN THE SOLICITATION
Marriott, Starwood, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 7, 2015 and information about Starwood’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 17, 2015.  These documents are available free of charge from the sources indicated above, and from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-208684) as amended by Marriott in a filing with the SEC on February 16, 2016 and declared effective by the SEC on February 17, 2016, and may be included in other relevant materials that Marriott and Starwood file with the SEC.